OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

General Presence Inc.

26 Westminster Avenue Unit 4
Venice, CA 90291

https://zenvideo.co



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $1,070,000 in Convertible Promissory Note and SAFT's

Minimum $10,000 in Convertible Promissory Note and SAFT's

Company	General Presence Inc. dba ZEN
Corporate Address	26 Westminster Avenue Unit 4 Los Angeles (Venice), CA 90291
Description of Business	General Presence Inc. is a leading consumer internet company and maker of ZEN, a new type of social media platform that empowers users to build community and earn money through a blockchain-powered marketplace.
Type of Security Offered	Convertible Promissory Notes and SAFT
Minimum Investment Amount (per investor)	$100

Convertible Note and SAFT | Minimum $100 Investment

Note converts into shares of Preferred Stock when the Company raises $2M in a single preferred equity investment or at an initial token sale. Investors will also be given the option to convert all of the amounts outstanding under the note into future ZEN native cryptocurrency (ZNX) at a discount instead of equity in an initial token sale.

If you convert into Stock:

Maturity Date: November 1, 2020

$10M valuation cap

1% yearly interest rate

20% Discount to the price of preferred equity

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in General Presence Inc. The number of shares you will receive in the future will be determined at the next equity round in which General Presence Inc raises at least $2M in a preferred equity financing. The highest conversion price per share is set based on a $10M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. You also receive 1% interest per year added to your investment. If the maturity date is reached and the note has not converted then you are entitled to receive your investment plus accrued interest back from the Company.

Alternatively, you may elect to convert all the outstanding amounts due under the Note into the right to receive ZEN native cryptocurrency (ZNX), utility tokens which shall be developed by General Presence Inc. In such case, the outstanding amounts will be converted at the purchase price offered in the initial token sale discounted according to the rates below. The Company is developing a distributed ledger based business model and the ZEN utility token; provided however, such ecosystem and utility token do not presently exist. Investors who have elected to receive the right to future tokens at the time of an equity financing will receive ZEN native cryptocurrency upon the network launch and initial token offering.

If you convert into ZEN native cryptocurrency:

The outstanding amounts due under the Note may convert upon a network launch (of coins) and initial token sale.

If you invest you will receive tokens at the purchase price of the initial token offering multiplied by the following: (1 minus the discount below).

- $5,000+: **50%**
- $2,500 - $4,999: **40%**
- $1,000 - $2,499: **35%**
- $500 - $999: **30%**
- $100 - $499: **20%**

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

General Presence Inc. is a leading consumer internet company and maker of ZEN, a new type of social media platform that empowers users to build community and earn money through a blockchain-powered marketplace.

Sales, Supply Chain & Customer Base

Sales to date have come from an experimental mobile app install ad revenue sharing program, which will be improved and re-launched in 2018. Additional planned revenue streams include transaction fees on the influencer marketplace that is currently under development, as well as sales of retained coins. Advertising, and marketplace transactions related to advertising, is expected to continue to be the main driver of revenue for the foreseeable future.

ZEN's user base consists mainly of North American teenagers aged 14 to 18. International expansion and growth into different ages and demographics is expected to occur as the business matures.

Competition

ZEN currently competes most directly with Instagram as a platform for distributing fandom videos. In the near future, we expect to compete with live and long-form video offerings from YouTube, Live.ly, Live.me, Twitter, and others.

Liabilities & Litigation

Current liabilities are modest and consist mostly of credit card debt. There has been no litigation.

The team

Officers and directors

Frank E. Banks	CEO & CTO

Frank E. Banks
Frank is a veteran software engineer and technologist with over 20 years of professional programming experience, including a stint as a Lead Systems Engineer at Zynga from 2008 to 2010. He is the core developer at General Presence Inc. and the creator of both ZEN and our previous app Zeme, a successful video editing app for fandom video creators launched in 2014 that has over 250,000 downloads. He has also served as Chairman and sole director since corporate inception in 2011. "Frank is from our crack squad of late night warriors who scaled the popular Mafia Wars game on Facebook from zero to millions of daily players. He is tirelessly curious to study the outcome that his business and users need, and he will walk through fire to deliver it. He grasps the big picture and solves problems across all disciplines..." - Michael Luxton, Co-Founder of Zynga

Number of Employees: 3

Related party transactions

The Company has an outstanding note to one of its existing shareholders for $2,000. The notes bears cash interest of 1% per year, paid annually, with the balance due and payable on December 31, 2020.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The purchase of convertible notes is speculative and involves substantial risk. It is impossible to predict accurately the results to an investor from an investment in the Company, as the business of the Company is new and because of general uncertainties in the mobile video network market.** An investment in the Company should be considered a speculative investment. There is no guarantee that the Company will earn a profit either from the management and operation of the Company or from their sale. There is no assurance that an investor's capital will be returned. Each investor is encouraged to individually evaluate the risks and benefits of the investment and to make an investment decision based on his or her own evaluation. Investors are advised and encouraged to obtain independent counsel regarding the legal, financial, and tax consequences of the investment before investing. The following are some of the risks involved in making an investment in the Company:
- **Not Subject to Sarbanes Oxley** The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non- public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.
- **Startup Investment Risk** Investments in small businesses and start-up companies are often risky. The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face

risks from lawsuits, governmental regulations, and other potential impediments to growth.

- **State and Federal Security Laws** The securities being offered (which include any future stock or tokens, collectively the "Securities") have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.
- **Unregistered Securities** The Securities will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering. No governmental agency has reviewed the offerings posted in this document and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the Investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.
- **Lack of Liquidity** There has been no public or private market for the Securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities

for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available. There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability. Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

- **Limited Operating History** The Company has limited operating history. The Company is still in an early phase, and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, particularly companies in the mobile ad network industry with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

- **Additional Capital May Be Needed** The Company may need additional capital, which may not be available. The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **Offering Price** The offering price of the securities Securities, the conversion rate and caps have been arbitrarily determined and may not be indicative of its actual value or future market prices. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

- **Management Discretion** The Company's management may have broad discretion in how the Company use the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

- **Operations and Growth** The Company may not be able to manage its potential growth. For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

- **Competition** The Company faces significant competition. The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **Market Acceptance** The Company's growth relies on market acceptance. While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **Corporate Governance** Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering. The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions: to elect or defeat the election of the Company's directors; - to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws; - to effect or prevent a merger, sale of assets or other corporate transaction; and - to control the outcome of any other matter submitted to the Company's stockholders for vote. Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

- **Financial Statements** The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements. The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

- **Risks Related to Future Tokens.** Any future utility tokens will be distributed to purchasers thereof pursuant to a future distribution contract. Company makes no representations or warranties, express or implied, including, without limitation, any warranties of title or implied warranties of merchantability or fitness for a particular purpose with respect to the distribution contract or the future utility tokens or their utility, or the ability of anyone to purchase or use the tokens for any purpose. The Company does not make any representation or warranty that the process of receiving the future utility tokens will be reliable and error-free. The Company may never develop a distributed ledger business model, may never develop any utility tokens or may never receive tokens.

- **Until recently, little or no regulatory attention has been directed toward blockchain technologies by U.S. federal and state governments, foreign governments and self-regulatory agencies.** As blockchain technology and cryptocoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network and other blockchain technologies, blockchain users and the various crytpocoin exchange markets. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin and other cryptocoins. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over cryptocoin network or cryptocoin trading and ownership.

- **Regulation of tokens (including any future utility token created by the Company) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty.** Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of any distributed ledger network developed by the Company and the adoption and utility of the future utility tokens. Failure by the Company, to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

- **The regulation of non-currency use of blockchain assets is also uncertain.** The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Company Network and any future utility tokens may be materially and adversely affected.

- **Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia.** Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the ecosystem for any future utility tokens. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of a ecosystem and the adoption and utility of any future tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which any future utility tokens may be exchanged, the value of the distributions that may be made by the ecosystem, the liquidity of any future utility token, the ability to access marketplaces or exchanges on which to trade such, and the structure, rights and transferability of any tokens.

- **Although currently cryptocoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocoins or to exchange cryptocoins for fiat currency.** Such an action may also result in the restriction of ownership, holding or trading in any future tokens or the Company's capital stock. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

- **There is no assurance that the Company will develop a blockchain or distributed ledger technology or business model.** If the Company does develop a blockchain or distributed ledger business solution or network, it is possible that the ecosystem and network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems more generally or distributed applications to be used on the ecosystem. Such a lack of use or interest could negatively impact the development of any future utility token ecosystem and therefore the potential utility of tokens.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Frank E. Banks, 99.0% ownership, Common

Classes of securities

- Common Stock: 2,000

  ### Dividend Rights

  Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  ### Voting Rights

  Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

  ### Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  ### Rights and Preferences

  The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Simple Agreement for Future Equity: 59,000

  ### Aggregate Amount Issued

  $59,000 in 15 outstanding SAFE Agreements have been issued and none have been converted.

  ### Conversion Terms

  20% discount with no valuation cap.

  ### Voting Rights

  SAFE agreements do not confer any voting rights.

Equity Conversion

If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Pro Rata Rights

SAFE holders receive pro rata participation rights.

Liquidity Event

if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

- Convertible Note and SAFT: 0

0 Notes outstanding prior to the commencement of this Offering.

Interest Rate and Maturity

The notes will bear an interest rate of 1% compounded annually and will mature on November 1, 2020.

Type of Equity the Notes Convert into - Preferred Stock or future coins

Conversion Trigger - automatically upon a qualified financing of $2,000,000

Interest Rate - 1%

Valuation Cap - $10,000,000

Discount Rate - 20% to the purchase price paid at a qualified equity financing in the case of an equity conversion or, if the holder of a note wishes to convert to tokens, the outstanding amounts may be converted into the right to receive future tokens at the future purchase price offered in the initial token sale discounted according to the rates below. All amounts outstanding will automatically convert to preferred stock upon a qualified equity financing of $2,000,000 or more; provided, however, in the event that the Company conducts an initial token sale prior to the occurrence of a qualified financing, the holder may either elect to convert the outstanding debt amount to tokens, or wait and convert to equity in connection with a qualified financing. If a holder elects not to convert in connection with an initial token sale, then the holder may not convert to tokens following such sale.

Investors who purchased this Convertible note before 12 midnight Pacific Standard Time before the 30th day of the campaign will receive the following discounts to the conversion price for the Tokens:

- $5,000+: **50%**
- $2,500 - $4,999: **40%**
- $1,000 - $2,499: **35%**
- $500 - $999: **30%**
- $100 - $499: **20%**

For Investors who purchase convertible notes after 12 midnight Pacific Standard Time on the 30th day of this campaign the following discount rates will apply:

- $5,000+: **35%**
- $2,500 - $4,999: **30%**
- $1,000 - $2,499: **25%**
- $500 - $999: **20%**
- $100 - $499: **15%**

*This is only a summary of the Terms. Please review the entire Convertible Note and SAFT Subscription Agreement attached as an Exhibit to the Offering Document for a full set of rights, preferences, restrictions, and limitations.

What it means to be a Minority Holder

As a holder of the convertible notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties. Moreover, if you purchase less than

$50,000 in principal amount of notes, you will grant a proxy to the CEO that permits him to vote any shares you may receive if the notes are converted into equity securities.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, SAFEs, preferred shares or warrants, into stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

Revenue

Revenue for fiscal year 2017 was $10,058, down from fiscal year 2016 of $19,576 as a result of the end of our ad revenue sharing experiment. The program ended due to the absence of enough targeted ad inventory for ZEN's user demographic served through the ad networks we worked with. However, the revenue sharing program attracted nearly 5,000 program members to sign up, and provided approximately 1,000 revenue sharing program members with thousands of dollars in payouts (See COGS). The revenue experiment provided us with deep insights on the next evolution of our revenue sharing program, a big part of which raising capital is needed in order to expand upon.

Cost of Goods Sold

Cost of goods sold for fiscal year 2017 was $8,341 down from fiscal year 2016 of $10,610 also as a result of the end of our revenue sharing program payouts previously mentioned. However, even though our revenue sharing payouts of $7,742 in fiscal year 2016 decreased to $2,405 in 2017, our Data Storage, Messaging Service, and Web Hosting fees doubled due to substantial user growth from 8,000 to 40,000 users from 2016 to 2017. Additionally, the launch of ZEN's Public Group Chats substantially contributed to the increase in Messaging Service fees between fiscal year 2016 to 2017.

Financial Milestones

The Company is investing in product development and user growth that will result in modest losses yet sizeable and rapid growth, due to the scalability of the product and business model innovation.

Major financial milestones in the past include the creation and experimentation of our unique ad revenue model and revenue sharing program, raising $55,000 from family and friends through the end of the fiscal period, and maintaining and then decreasing our monthly burn rate from $5,177 to $4,493 from fiscal year 2016 to 2017.

Future financing events include our initial coin offering (ICO) on the Ethereum blockchain in 2018. We expect to raise at least $10 million in our ICO. Our revenue projections are driven by our revenue sharing program, initially, and then primarily by our peer-to-peer influencer exchange by 2020. Our revenue projections are modest and assume our monthly active user base growing to 250,000 users by 2018 year end, and then tripling year over year- 15% of which who'll sign up for our revenue sharing program each year, individually earning an average $5 of revenue share per month. As well as 1,000 to 10,000 $10 dollar transactions per month via our peer-to-peer exchange from 2018 through 2020.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital, including capital raised in this campaign, to continue business operations. At our current modest burn rate a raise of $100,000 would last us approximately 22 months, however, if the Company is successful in this offering a substantial portion of the proceeds will go towards starting the ICO process and expanding the engineering team. Within 1-2 months after the successful completion of this crowdfunding campaign, the Company expects to conduct a private ZENCoin pre-sale for accredited investors exclusively with a minimum investment of at least $250,000 (subject to change), and the ICO itself to be executed as soon as feasible thereafter.

The ICO, or Token Generation Event, is planned for the first quarter of 2018 with the goal of raising at least $10,000,000 ($10 Million) which will enable the Company to expand the team and grow the business at an accelerated pace for a minimum of 18 months from that point.

Indebtedness

The Company has outstanding credit card balances of $10,596 at a blended 8% interest rate. The Company also has an outstanding note to one of its existing shareholders for $2,000. The notes bears cash interest of 1% per year, paid annually, with the balance due and payable on December 31, 2020.

Recent offerings of securities

- 2015-09-21, Rule 504(b)(1), 59000 SAFE. Use of proceeds: General operating expenses.

Valuation

$10,000,000.00

The valuation cap is based on comparable startups of this stage and traction.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Working Capital	$9,400	$363,000
Marketing	$0	$214,000
Contract Engineers	$0	$214,000

ICO Related Services	$0	$214,000
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $250,000 in this offering through Regulation Crowdfunding, primarily to provide enough capital to begin hiring professional legal, marketing, accounting and other services directly related to our planned token generation event (ICO), hire contract software engineers, and provide some working capital.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://zenvideo.co in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR General Presence Inc.

[See attached]

GENERAL PRESENCE, INC.

Unaudited Financial Statements For The Years Ended September 30, 2017 and 2016

January 5, 2018



Independent Accountant's Review Report

To Management
General Presence, Inc.
Venice, CA

We have reviewed the accompanying balance sheet of General Presence, Inc. as of September 30, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GENERAL PRESENCE, INC.
BALANCE SHEET
SEPTEMBER 30, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 27	$ 2,447
Accounts Receivable	-	382
Tax Refund Receivable	-	6,747
TOTAL CURRENT ASSETS	27	9,576
NON-CURRENT ASSETS		
Investments	2,000	2,000
Security Deposit	4,361	4,361
TOTAL NON-CURRENT ASSETS	6,361	6,361
TOTAL ASSETS	6,388	15,937
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	10,596	13,836
Accrued Expenses	499	1,414
Accrued Wages Payable	-	9,028
TOTAL CURRENT LIABILITIES	11,095	24,278
NON-CURRENT LIABILITIES		
Related Party Note	2,038	2,018
TOTAL LIABILITIES	13,133	26,296
SHAREHOLDERS' EQUITY		
Common Stock (2000 shares authorized and issued, $6.25 par value)	12,500	12,500
Additional Paid in Capital	149,988	110,939
SAFE Agreements	55,000	48,000
Retained Earnings (Deficit)	(224,233)	(181,798)
TOTAL SHAREHOLDERS' EQUITY	(6,745)	(10,359)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,388	$ 15,937

Unaudited- See accompanying notes.

GENERAL PRESENCE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED SEPTEMBER 30, 2017 AND 2016

_____

	2017	2016
Operating Income		
Revenue	$ 10,058	$ 19,576
Cost of Revenue	8,341	10,610
Gross Profit	1,717	8,966
Operating Expense		
General & Adminstrative	24,659	27,210
Rent	19,950	20,277
Advertising	968	3,376
	45,578	50,864
Net Income from Operations	(43,861)	(41,898)
Other Income (Expense)		
Other Income	1,445	-
Interest Expense	(20)	(666)
State & Local Tax	-	(825)
Net Income	$ (42,436)	$ (43,389)

GENERAL PRESENCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (42,436)	$ (43,389)
Change in Accounts Receivable	382	(382)
Change in Tax Refund Receivable	6,747	(6,747)
Change in Accounts Payable	(3,240)	(73)
Change in Accrued Expenses	(915)	-
Change in Wages Payable	(9,028)	-
Net Cash Flows From Operating Activities	(48,490)	(50,591)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	39,049	(952)
Change in SAFE Securities	7,000	48,000
Change in Related Party Note	20	18
Net Cash Flows From Investing Activities	46,069	47,066
Cash at Beginning of Period	2,447	5,971
Net Increase (Decrease) In Cash	(2,421)	(3,524)
Cash at End of Period	$ 27	$ 2,447

Unaudited- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

General Presence, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company is a software developer that owns and operates ZEN, an online social media network.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office space under a month to month operating lease. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of California for 2014, 2015, and 2016 remain subject to review by that State until 2018, 2019, and 2020, respectively.

NOTE D- DEBT

In 2016, the Company borrowed money from a related party for the purpose of funding startup operations ("the Related Party Note"). The Related Party Note is unsecured, accrues interest at the rate of 1% per month, and matures on December 31, 2020.

NOTE E- EQUITY

In 2016, and 2017, the Company entered into a series of agreements for operating capital ("the Securities"). The Securities, commonly known as "SAFEs" (Simple Agreements for Future Equity), entitle holders to conversion of the amount advanced to the Company into capital stock subsequent to certain events. If a qualified equity financing event occurs, the Company must automatically issue stock to the holders of the Securities equal to the amount advanced divided by the fair value of the stock at a 20% discount. If a non-equity financing liquidity event occurs, then management may distribute either cash or stock of a value equal to the amount advanced under the Securities. In the event of dissolution, the Company is obligated only to return the amount advanced under the Securities.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 5, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



ZEN is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

ZEN
Blockchain-powered Video Network
● Small OPO   🏠 Venice, CA   ◆ Consumer Internet   ◎ Accepting International Investment

28
Days Left

537
Investors

$208,300.00
Raised of $10K - $1.07M goal

Invest Now ♡

$100.00 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Imagine being one of the first investors in YouTube or Instagram.

ZEN

ZEN is a new type of social video platform where anyone can become a paid influencer and earn an amazing new form of money!

ZEN is an app that lets teenage fans of pop culture share short videos and chat with their peers, but it's also much more... it's a new type of social media business that **empowers users** instead of exploiting them- it enables them to build community the way they want and to earn a powerful new form of digital money, our new **ZEN native** cryptocurrency, just by doing what they love.

By sharing great videos and building an audience on ZEN our users can attract the **billions of dollars** spent every year on social media ads and influencer marketing... making ZEN a phenomenal **business opportunity** for our shareholders and ZEN stakeholders.



Our team includes our founder and CEO who lead the development of products used by **millions of people a day** at **Zynga** as well as advisors who have helped execute top ICOs and contributed as thought leaders to publications like the Huffington Post.

"ZEN is future-proofed, forward-thinking, and fast-tracking to funding success."
- Entrepreneur Magazine Online

Join us in building the future of social media!

Today's Pre-ICO Offer

Convertible Note **and** SAFT | Minimum $100 Investment
You will have the option to convert your note into **Preferred Stock** *or* **ZEN native cryptocurrency (ZNX).**

This campaign is the **first critical step on our journey to the ZEN Initial Coin Offering (ICO)**, or token distribution event. When you invest today **you will have the option** to convert your stake into our ZEN native cryptocurrency. at deep discounts. Not only is this a rare opportunity to invest in a promising social media startup, but you also get an easy path to owning an important new cryptocurrency- and at discounts not typically offered to regular investors.

If you choose to convert into **Preferred Stock**

Conversion Trigger: $2,000,000 Qualified Equity Financing
Maturity Date: November 1, 2020
$10,000,000 valuation cap
1% yearly interest rate
20% Discount

If you choose to convert into **ZNX**

Note may convert at the option of the holder upon a network launch and initial token sale (ICO).

ICO purchase price x (1-minus the discount below):

- $5,000+: 50%
- $2,500 - $4,999: 40%
- $1,000 - $2,499: 35%
- $500 - $999: 30%
- $100 - $499: 20%

*Please see Offering Document for entire set of Terms



Today's Social Platforms Exploit Users

Every day millions of teenagers across the globe create and consume fandom videos that receive millions of views and attract large audiences on platforms like Instagram, YouTube, and Snapchat. Access to these audiences, this attention, *represents billions of dollars* a year in economic value to advertisers and others.

Unfortunately for these teenagers, the business model of the platforms is to **exploit this content and these users** – meaning the users creating the value don't receive any of the money. These teens are savvy and recognize they are creating value, but are forced to turn to informal *shadow markets* where they sell peer-to-peer ads and social media accounts to capture any of that value as actual money.

The Shadow Market

You might be surprised to learn that there is a large and unruly market operating in the shadows of platforms like Instagram and Snapchat. It's here that all types of **social influencers** grow their audiences and make money by doing business with each other, also known as a ***peer-to-peer marketplace***. The common types of transactions include:

- Buying/selling ads called "shout outs" by the hour. These are simply ads promoting a social media account, as in "come check out X account!".
- Buying/selling entire accounts.

In addition, with no help from the platforms, they sell sponsored posts to third-party advertisers who want to get their message delivered to audiences in a more authentic way. These sponsored posts are already a **$1 Billion industry** and are an important driver of the shadow market.

The platforms have been able to ignore this phenomenon while exploiting the content and engagement it produces to generate enormous revenues for themselves. However, the tide is turning. Vine was once the most popular video sharing app on the planet but was abandoned by its top influencers after their request to share in the revenue was rejected- forcing it to eventually shut down.

The informal shadow market is large and dynamic out of necessity, but has three major problems:

1. It's very difficult for buyers and sellers to find each other
2. No one knows the fair price for anything
3. Trust is a major issue because fraud is rampant

References

- Inside Instagram's Secret Barter Economy
- How I Hacked the Instagram Algorithm
- Death Of Vine Should Be A Lesson To Other Social Media Platforms
- One of the main reasons Twitter killed Vine? Its top users stopped posting

Examples of the Shadow Market



Shout Outs





Sure
Got any links to your IG?
And prices?
1.8M+
$30 / 30 minutes
$50 / 1 hour
$70 / 2 hours
$80 / 3 hours
$110 / 12 hours
$140 / 24 hours
200K+

Selling Accounts

you might want to pick a deal fast cause other people are asking for deals and I would get your down first cause you are a loyal partner in jd.soccer
Selling 159k via PayPal!
Why?
And how much?
accepting any offer of 1k or 1.1k. people have offered 1.5k and 3k

Scams/Fraud

my acc was scammed
in the midst of getting it back



ZEN

These problems cannot be solved with just a new type of product but *requires a radically new type of social media business*- **one that empowers its users** vs. exploiting them.

ZEN is the solution. It is a social video network for fandom communities that connects fans to other fans better than anyone else and helps any user become a *paid influencer* through a blockchain-powered marketplace.



Discover New Communities
Share Looping Videos up to 15 seconds long
Start or join Public Group Chats and connect with new people
Earn Limited Edition badges and real money

ZEN is a Social Video Network for Fandom Communities

Click to Download ZEN for iOS on the App Store

ZEN is the first and only social app designed specifically to meet the demands of ***fandom video communities***. This includes:

- **High-Quality Video and Seamless Looping**: Our users are extreme sticklers for video quality and loops that don't miss a beat.
- **Community Organization and Discovery**: ZEN enables any community of fans, no matter how big or small, to organize their content into channels and by content type.
- **Advanced Communications**: Open public chats can be created at any time around any subject, and can scale to thousands of simultaneous users. Private chats can also scale from 1-on-1 to hundreds of participants.
- **Curation**: We regularly feature users and run contests to highlight the best content and creators.
- **Revenue Sharing and Marketplace** (under development):





USER TESTIMONIALS

ZEN DEMO

ZEN is the only app of its kind to develop a revenue model meant to make money for our users from the get-go, and our blockchain-powered marketplace will take these efforts to an unprecedented level.



The Reviews Are In



Amazing app! 1y ago
Very cool app where you can make money just by downloading a free app! It's very easy to use and the ZEN community is awesome! Also go follow me on ZEN, @futbolbrainy
Quality! May 1
The quality is so amazing!! This app is so nice! I'm loving it so far. I feel like this could possibly be a new vine with a little work such as only apple users can use the app. It would be nice if my friends without apple could also use the app. Make it for more then just apple and this would be great.
NEW VINE Mar 22
I have shouted out your app and got a lot of people to join in if you wanna talk or anything for to make this the new vine dm @metrosama on instagram
Best May 4
This is the best app ever!!!
NEW VINE Mar 22
I have shouted out your app and got a lot of people to join in if you wanna talk or anything for to make this the new vine dm @metrosama on instagram
So much potential! May 2
This app is awesome and it has so much potential to be in the line of some of the huge social media apps! The revenue sharing program is ingenious and recognizes the value of content creators of all kinds. The only critiquing I have is maybe some functionality issues an more
Please make it for android Apr 30
This app is great but it should be made for android users aswell
gr8 1y ago
can you make this a google play app too?
RL VIDEOS 1y ago
The app is great! I love the longer video ability! App stabilisation would help and just keep improving! This app is awesome! ————> FOLLOW RL VIDEOS
Love It! 1y ago
THIS APP IS AMAZING! has potential to be in the top!!
Good start May 1
Put it on android
Otherwise it's nice. Continue.
Great app May 1
Nothing wrong with the app. Perfect app for editors . :)
great! May 17
great substitute and i hope it gets more popular. i love seeing edits !!
AMAZING APP 1y ago
This app is amazing definitely should be top social networking app. FOLLOW NO CHILL FOR FUNNIEST VIDEOS ON ZEN
FOR PLAYSTORE May 3
a lot of people want to download this app,only to see its only for Apple users, PLEASE make it available for people on Android!!!
Nice 1y ago
Awesome app. Get it, its probably the best social media app out there as long as it gets big!

ZEN is Catching On

Just since May 2017 ZEN has achieved significant traction, with 30,000 organic new users and tremendous growth in the amount of content and video views.

Over
8,000,000
Cumulative
Video Views



1,000
Daily Active Users (DAU)
5,000%
Increase in Daily Active Users over 5 Months
20

$22k
Revenue Experiment
$11k
Paid to Users
40,000
Organic Installs

Fandom: At ZEN We Are All Fans



Gen Z
ZEN
Fandom
Obsessive Culture & Subcultures
Drives Pop Culture
Extreme Loyalty
Hive Minded & Tribe Mentality
Access to Technology & Content Creation Tools
Importance of Individual Expression

ZEN Users Express their Identity and Connect to other Fans through Video

The typical ZEN user is a **14 to 18 year-old member of Generation Z** and a super-fan of some aspect of pop culture: anything from Harry Potter movies to video games, to Japanese Anime cartoons, and all major league sports.

These young people don't just consume content but ***create it***, and by doing so attract a large audience of their peers, audiences that are otherwise hard to reach and highly desirable for all types of advertisers. Despite this, these teen influencers make the least amount of money relative to the size of their audiences on traditional social media.

In short, they are the ***perfect first users*** for the new type of social platform we're building.

References

- AdWeek Fandom Webinar
- The Fandom Phenomenon: Winning Over Today's Super Fans
- What Generation Z is Teaching Us About the Future of Digital Marketing
- 15 Mind-Blowing Stats About Generation Z
- Generation Z Statistics: New report on the values, attitudes and behaviors of the post-Millennials
- The 11 Generation Z Statistics Advertisers Must Know
- Yu-Gi-Oh Fandom Stands Test of Time
- From Byron to Bieber the Rise of Fandom
- The Rise of Supercharged Fandom

The Market is Large & Growing

Shadow Market
$Unknown
Influencer Marketing
$1 Billion
Social Media Ad Spend
$31 Billion

Influencer Marketing & Sponsored Posts

$1 Billion and Growing

References

- Instagram Commands 1 Billion Influencer Economy
- Social Media Influencers Rake in Cash

Social Media Ad Spend

$31 Billion in Global Ad Spend - 2016

$17 Billion in US alone - 2019 Estimate

References

- Social Video Ad Spend will Double in 2017
- Social Media Advertising was Up 60%
- Social Media Advertising Stats



- Social Media Advertising Stats
- Social Media Ad Spending

The ZEN Business Model

Making Money By Helping Users Make Money

One way to unlock a huge market is to find a hidden "shadow market" existing in a corner of the economy. *- Roger Lee, Jeff Lu, and Deepak Ravichandran of Battery Ventures*

"Keys to Ascending the Consumer-Internet Throne"


Users/ Advertisers
Market Place
%
%
Users
Advertisers
%

ZEN Makes Money by Helping Our Users Make Money

ZEN will make money in at least three ways:

- Our share of ad revenue from a unique Revenue Sharing Program
- Transaction fees on all marketplace transactions
- Sales of retained coins


Channel
Opportunity
HogwartsHeaven
₮1,500

ZEN Marketplace Interaction Mock-up

Formalizing the Shadow Market

ZEN is the first social media app of its kind where ***any user can become a paid influencer*** by building an audience and easily earning our new ***ZEN native cryptocurrency*** through a marketplace integrated directly into the product.

This new marketplace will present ZEN influencers with multiple revenue generating features, include transparent pricing for buyers and sellers, and handle all transactions with no possibility of fraud.

When coupled with the powerful incentives driven by ZEN's cryptocurrency, the marketplace will unlock the massive value our users already know how to create. The features will include:

- **Ad Revenue Sharing Program**: An expanded and automated program will be re-launched with an initial focus on ads for mobile games.
- **Automated Re-post Purchases and Distribution**: Users already buy and sell re-posts on platforms like ZEN, Twitter and formerly on Vine. This process can be highly automated, making re-posts a perfect foundation for a highly efficient marketplace.
- **Opt-in Sponsored Post Campaigns**: Users will be able to opt-in to sponsored post campaigns from a variety of advertisers, including their peers.
- **Official Channel Transfers**: All videos on ZEN are organized into channels that people follow- and which we will enable to be officially bought and sold through the marketplace.

The ZEN Ecosystem

Everyone is a Stakeholder

ZEN is not just a new type of product it is a new type of business, one that will ***transform our users into stakeholders*** by requiring everyone in the marketplace to exclusively use our ZEN cryptocurrency for access and transactions.

Our coins are designed to be digital assets that grow in value over time along with the growth of the ZEN business, thus incentivizing all the stakeholders to ***keep ZEN growing*** in a virtuous cycle of value creation.

Click Here to Read the Non-technical Whitepaper

The ZEN stakeholder model will eventually be expanded into an entire decentralized ecosystem of third-party products and services, simply by enabling them to easily accept our coins as payment.

ZEN's cryptocurrency puts the same technology and dynamics behind Bitcoin, the original cryptocurrency, at the heart of our business- but with the value driven by the ***proven demand for access to social media audiences***. Demand that already reaches ***tens of billions of dollars per year*** and is still growing fast.


Bitcoin (USD) Price
coindesk

The Token Distribution Event (ICO) is planned for Q4 2018

(actual date is subject to change)


HOOKED ON STARTUPS
MATTHEW SULLIVAN

Hooked on Startups Podcast discussion on ZEN and our coins with Founder & CEO Frank E. Banks

The ZEN Token Distribution Event (ICO)

The ZEN Token Distribution Event (ICO)

Our ZEN native cryptocurrency (ZNX) will be the ultimate reward for any user that creates value on ZEN and will be earned through

ZNX Cryptocurrency Discount

participation in the marketplace. The individual units of these cryptocurrencies are often referred to as "tokens" and like most of these tokens. The ZEN native cryptocurrency will be smart contracts built on the Ethereum blockchain.

$5,000 +	50%
$2,500 - $4,999	40%
$1,000 - $2,499	35%
$500 - $999	30%
$100 - $499	20%

The public sale of our coins, called a Token Distribution Event or Initial Coin Offering, is planned for Q4 of 2018 (*actual date is subject to change*) with the goal of raising at least $10 Million in order to fund the accelerated build-out of the core ZEN product and marketplace.

Limited Time Pre-ICO Discounts!
Token generation events are an increasingly popular way to raise money for early-stage ventures like ours, but executing an ICO properly will itself require at least $300-500K. Your investment is a critical step forward in this process.

As a special incentive, we're excited to offer you the option to convert your stake into our cryptocurrency instead of equity, at the time of the planned ICO in late 2018 and at discounts of up to 50% off the ICO price.

Early Liquidity
If you choose to convert your stake to coins they will be transferable on one or more exchanges once issued, giving you the option of much earlier liquidity than the typical 3-5 years for startup equity investments.
For our convertible note holders who do not wish to convert their stake to coins the normal convertible terms will continue to apply.

Investors

Meet some of our angel investors! Prior to launching this campaign we've bootstrapped and raised $59K from some wonderful investors.



Mark Werling

Partner, CFO/COO
MarathonCFO

LinkedIn

"Matt and I worked together at BPM in various capacities. His ambition and go-getter spirit are just a few reasons that I invested in ZEN."



Ash Sobhani, CTP

Lead Senior Financial Analyst, MedImpact

LinkedIn

"I've had the pleasure of knowing Matt and Frank the last couple years through their latest endeavor, ZEN. They are incredibly driven, knowledgeable, opportunists and ahead of the game in their understanding of future market needs and behavior."



Toni Kersey

Award Winning Artist

LinkedIn

"Investing in a start-up is always a risky endeavor. However, I decided to invest in ZEN in its' early stages because I was impressed with the developers. Their commitment and determination to bring this product to fruition convinced me that this would be a worthwhile venture."



Alton Richards

School Counselor

School Counselor
"Matt and I grew up together and is one of my closest friends. He's very business savvy, has tons of ambition and will not stop until he reaches his goal. The whole team has a track record of success and that was reassuring. These are the reasons why I decided to invest in ZEN".

April 2017
8K Installs
Approximately 8,000 users have downloaded and signed up for ZEN

May 2017
ZEN 1.6 Released
Biggest update since core MVP product with introduction of all new chat system, including Public Group Chats

July 2017
6 Million Views!
ZEN amasses 6 Million cumulative video views, up from less than 1 million in April 2017

September 2017
40K Installs
ZEN surpasses 40,000 installs

January 2018
Team Expansion
Planned addition of at least one or two software engineers to accelerate product development (ANTICIPATED)

October 2018
ZENCoin Token Distribution Event (ICO)
Planned launch of ZENCoin public token sale to raise $10 Million+ (ANTICIPATED)

In the Press


Meet Our Team



Frank E. Banks
CEO & CTO
Frank is a veteran software engineer and technologist with over 20 years of professional programming experience, including a stint as a Lead Systems Engineer at Zynga from 2008 to 2010. He is the core developer at General Presence Inc. and the creator of both ZEN and our previous app Zeme, a successful video editing app for fandom video creators launched in 2014 that has over 250,000 downloads. He has also served as Chairman and sole director since corporate inception in 2011. "Frank is from our crack squad of late night warriors who scaled the popular Mafia Wars game on Facebook from zero to millions of daily players. He is tirelessly curious to study the outcome that his business and users need, and he will walk through fire to deliver it. He grasps the big picture and solves problems across all disciplines..." - Michael Luxton, Co-Founder of Zynga





Kevin Kaliher
Lead iOS Engineer
Kevin is a journeyman iOS developer. His prior experience includes developing early Facebook games as Zynga's first employee, and storyboarding for cartoons like Dexter's Lab and The Powerpuff Girls.





Marcelo Guerra
Chief Marketing Officer
An experienced executive and leader who ran digital marketing at the Showtime and GSN cable networks, where he grew active communities of millions of passionate fans. Marcelo's diverse and successful track record spans tech, advertising, and entertainment.





Kimberly Koenig
Lead Content Strategist
Kimberly is a technologist and content strategist for leading international software and hardware companies. She brings to the table years of experience with industry giants like Microsoft and is a Co-Chair on the VRARA Blockchain Committee.





Anthony Yedsena
Product Evangelist/Quality Assurance
Anthony is one Call Of Duty's original highlights editors, breaking onto the scene at just 11 years old. A top producer today, he has collaborated with top creators and personalities on Twitch, Vine and YouTube for the last 7 years.



Danielle Sabrina
ICO Advisor
Danielle helped lead the successful Olympus Labs ICO, is a Huffington Post contributor, and a high-profile media and FinTech expert. She has built a diverse client base that includes VC's, software companies, FinTech/payments, professional athletes and celebrities.





Brett Gould
Advisor
A Silicon Valley native and marketing phenom who spent nearly two decades learning from his mentor Steve Jobs. Brett has multiple successful startup exits, and now consults with clients including pro athletes, media companies and more.





Marty Tate
Attorney, ICO Specialist
Marty is a nationally recognized securities, finance and fintech attorney. He has been extremely active advising in the blockchain space, token sale industry, and ICOs for Giftz, StartEngine and many others.



Offering Summary

Maximum $1,070,000 in Convertible Promissory Note and SAFT's

Minimum $10,000 in Convertible Promissory Note and SAFT's

Company	General Presence Inc. dba ZEN
Corporate Address	26 Westminster Avenue Unit 4 Los Angeles (Venice), CA 90291
Description of Business	General Presence Inc. is a leading consumer internet company and maker of ZEN, a new type of social media platform that empowers users to build community and earn money through a blockchain-powered marketplace.
Type of Security Offered	Convertible Promissory Notes and SAFT
Minimum Investment Amount (per investor)	$100

Convertible Note and SAFT | Minimum $100 Investment

Note converts into shares of Preferred Stock when the Company raises $2M in a single preferred equity investment or at an initial token sale. Investors will also be given the option to convert all of the amounts outstanding under the note into future ZEN native cryptocurrency (ZNX) at a discount instead of equity in an initial token sale.

If you convert into Stock:

Maturity Date: November 1, 2020

$10M valuation cap

1% yearly interest rate

20% Discount to the price of preferred equity

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in General Presence Inc. The number of shares you will receive in the future will be determined at the next equity round in which General Presence Inc raises at least $2M in a preferred equity financing. The highest conversion price per share is set based on a $10M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. You also receive 1% interest per year added to your investment. If the maturity date is reached and the note has not converted then you are entitled to receive your investment plus accrued interest back from the Company.

Alternatively, you may elect to convert all the outstanding amounts due under the Note into the right to receive ZEN native cryptocurrency (ZNX), utility tokens which shall be developed by General Presence Inc. In such case, the outstanding amounts will be converted at the purchase price offered in the initial token sale discounted according to the rates below. The Company is developing a distributed ledger based business model and the ZEN utility token; provided however, such ecosystem and utility token do not presently exist. Investors who have elected to receive the right to future tokens at the time of an equity financing will receive ZEN native cryptocurrency upon the network launch and initial token offering.

If you convert into ZEN native cryptocurrency:

The outstanding amounts due under the Note may convert upon a network launch (of coins) and initial token sale.

If you invest you will receive tokens at the purchase price of the initial token offering multiplied by the following: (1 minus the discount below).

- $5,000+: **50%**
- $2,500 - $4,999: **40%**
- $1,000 - $2,499: **35%**
- $500 - $999: **30%**
- $100 - $499: **20%**

Irregular Use of Proceeds

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Important Legal Update

12 days ago

Hey Everyone,

Due to a trademark claim from a third party, we are immediately discontinuing the use of the term "ZENCoin" to describe the ZEN native cryptocurrency. We are in the process of choosing a new name and will keep you updated.

Team ZEN

Notice of Funds Disbursement

28 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amending our Securities Offering

about 1 month ago

Hello! Recently, a change was made to the ZEN offering. Here's an excerpt describing the specifics of that change:

ZEN has extended their offering and made updates to their campaign page in regards to future projections.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

ZEN update on crowdfunding and team!

about 1 month ago

Crowdfunding Campaign Milestone

$200,000 Raised



People everywhere are hearing about ZEN and our commitment to making content creators stakeholders in the network they help to grow. Just as we break down the barriers there, our crowdfunding campaign is designed to let everyday people invest in the future of social media and cryptocurrency.

We are building momentum around making ZEN the decentralized social network for the next generation of pop culture video creators. Achieving this milestone is gratifying - and it is entirely thanks to your support - but it's not the end and there is still time to join us for the road ahead. There is time for your friends and family to join you and us on this journey.

Our Team is Growing

Investing in ZEN helps grow the company to deliver on our vision. We are excited to announce several new key additions to the team.

- **Marcelo Guerra**, *Chief Marketing Officer*. Marcelo spent 10 years running digital at cable nets **Showtime** and GSN, launching apps and driving millions of views around marquee shows like Homeland and Billions.
- **Kevin Kaliher**, *Lead iOS Engineer*. Kevin was the first engineer hired at **Zynga** and helped create games like FarmVille that we all played non-stop as Facebook proliferated across the globe.
- **Anthony Yedsena**, *Product Evangelist/Quality Assurance*. Only 18 years old, this prodigy has been a top **Call Of Duty** editor for over 7 years already. He is the future and is helping ZEN get there for his generation.
- **Brett Gould**, *Advisor*. A Silicon Valley native and long-time protege of **Steve Jobs**, Brett has had multiple successful startups and now advises companies like ZEN on strategy and growth.

Read more about them and the rest of the team at zenvideo.co

Thanks for funding the future!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amending our Securities Offering

3 months ago

Hello! Recently, a change was made to the ZEN offering. Here's an excerpt describing the specifics of that change:

ZEN is extending their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

ZEN Featured in Forbes

3 months ago



"This blockchain wave won't be stopped"

Our founder, Frank Erik Banks was interviewed by Forbes about the recent crypto ad crackdown and how ZEN is the first SEC-compliant pre-ICO.

"There's a ton of political heat on Facebook and Google in particular," explains Frank Erik Banks ZEN Founder and CEO, "and the last thing they want is for the SEC to start breathing down their necks too. But blockchain and cryptocurrencies are legitimate once-in-a-lifetime technologies. Ultimately what the ad bans will absolutely do is clear out the fly-by-nighters and bad actors, and that can only help people like us."

Click here to read the article

Refer an Investor, Get $10 in Litecoin

4 months ago

Refer an Investor, Get $10 in Litecoin

With **only a few days left** in the StartEngine campaign we're launching an **exclusive referral program** for our biggest supporters: **you!**

If you're a ZEN investor and refer a new investor, we'll give you $10 worth of Litecoin* instantly!

As an added bonus, the top referrer will also win a **FREE ticket** to the Crypto Invest Summit, including a meeting with **ZEN CEO Frank Erik Banks** ($700 value)!

How to enter:

1. Fill out this short entry form.
2. Get the word out about ZEN!
    1. Share our StartEngine page: https://www.startengine.com/zen
    2. Make sure your friends tell you when they invest!
3. Once your friend invests, you or they should close the loop by completing the referral form here (or send us a quick email with their info and email address to: community@autozen.tv)
4. We'll confirm their investment and you'll get $10 worth of Litecoin* for each completed referral!

With 400+ investors and over $175,000 raised, we're thrilled about how far the ZEN movement has come this year.

In the last few months, industry veterans from Musical.ly, Amazon, and Microsoft have joined the team and our app community has grown to thousands monthly active users.

Keep your eyes peeled for updates, daily giveaways, and more!

*Litecoin value is as of March 12, 2018 when it was purchased. The price can go up or down.

ZEN is Making News!

4 months ago

ZEN Gets a Great Article in Entrepreneur Magazine (online edition)

We just wanted to give you a quick update on a great write-up about ZEN and our trailblazing pre-ICO on the StartEngine platform https://www.entrepreneur.com/article/309465

The article really highlights the unprecedented nature of this campaign that gives regular folks a super easy way to invest in our upcoming ZENCoin cryptocurrency and/or preferred equity in the company. We're all making history here!

It's a great read and we hope you'll take the time to check it out and share it with friends.

Win 1 ETH (ether) in the ZEN Pre-ICO Contest!

Just a reminder that the ZEN 1 ETH contest is still going strong, with about 7K entries so far. It is scheduled to end tomorrow Friday, February 23 at Midnight Pacific, but if we don't get the required minimum of 10K entries we'll extend it. You still have a chance to join the fun!

The contest is all about helping us get the word out about this campaign, and participating is super easy. You can rack up points for things like joining our Telegram group and sharing our campaign with friends. Whoever has the most points wins. Click here to join the contest.

Thanks!

We're LIVE on Telegram: https://t.me/ZENCoins
Facebook: https://www.facebook.com/zenvideonetwork
Twitter: https://twitter.com/ZENVideoNetwork

New Lead iOS Engineer and Win 1 ETH ZEN Pre-ICO Contest

4 months ago

New Lead iOS Engineer!

We've got some important and exciting news to announce. George Ciobanu has joined our team as our **new Lead iOS Engineer** and is already working hard on awesome new features that we know our ZEN users will love. We are super fortunate to have him on our team as he was formerly the lead developer on Prisma and Musical.ly- the latter a social video app that he played a critical role in growing to a *200 million user* phenomenon that sold for **$1 Billion dollars** in late 2017.

You can read more about how this happy connection came to be in our latest blog post.

Win 1 ETH (ether) in the ZEN Pre-ICO Contest!

Who doesn't like winning money? Especially if it's fun and easy, and especially if it's in the form of the world's second most popular cryptocurrency? Well, that's what we've got going with our recently launched contest where you can **WIN 1 ether token (ETH)** with a current market value of about $900 as of this writing.

The contest is all about helping us get the word out about this campaign, and participating is super easy. You can rack up points for things like joining our Telegram group and sharing our campaign with friends. Whoever has the most points wins. Click here to join the contest.

Thanks and Good Luck!

We're LIVE on Telegram: https://t.me/ZENCoins
Facebook: https://www.facebook.com/zenvideonetwork
Twitter: https://twitter.com/ZENVideoNetwork

50% Discounts and $100 Minimum Are Permanently Back for Everyone!

5 months ago

GREAT NEWS!

We've made two super important changes to the campaign that everyone should know about:

1. DISCOUNTS OF UP TO 50% ARE BACK FOR EVERYONE - PERMANENTLY

By popular request, we're extending our original most generous discounts of **up to 50% off future ZENCoins** to **EVERYONE** who invests in this campaign- all the way through the close. If you've already invested you don't have to do anything at all, you already **automatically qualify** for the best discounts at whatever level you already invested, including 20% off your future ZENCoins for an investment of just $100!

2. Minimum Investment Reduced to $100 - PERMANENTLY

In the same spirit as extending our most generous discounts to all our investors, we've reduced our minimum investment back to the original $100.

Thanks to the over 300 folks who've already invested in the campaign and we look forward to welcoming more of you into the ZEN community! And PLEASE if you have ANY questions or comments there are multiple ways to stay on top of what's going on with us, as well as get into direct contact:

We're LIVE on Telegram: https://t.me/ZENCoins
Facebook: https://www.facebook.com/zenvideonetwork
Twitter: https://twitter.com/ZENVideoNetwork

Amending our Securities Offering

5 months ago

Hello! Recently, a change was made to the ZEN offering. Here's an excerpt describing the specifics of that change:

ZEN is extending the end date of their offering, decreasing their minimum investment amount, and offering a discount on tokens to all existing investors.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amending our Securities Offering

6 months ago

Hello! Recently, a change was made to the ZEN offering. Here's an excerpt describing the specifics of that change:

Zen has updated their minimum investment amount to $350, increased the maximum offering amount to $250,000, and extended the end date of their campaign to March 1, 2018.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

$107K Goal Reached! - Campaign to be Extended

6 months ago

$107K Goal Reached!

The campaign reached the original $107K goal on Saturday and keeps on trucking! As of this update, the total committed is right at $112K and counting. Due to this success and continued momentum we will be extending the campaign to March 1, 2018 and raising the investment goal.

Minimum Investment Will Increase to $350

Along with extending the campaign, the minimum investment will be increased to $350. If you have yet to invest and anything less than $350 is the right amount for you, please act before this Friday January 12th when we will be filing the changes to the campaign.

Special Thanks to everyone who is invested so far! You're playing a critical part in the continued progress of the ZEN movement in 2018!

Best,

Team ZEN

Only a FEW HOURS Left to Get ZENCoin Discounts up to 50%

6 months ago

Hi Everyone!

Only a **few hours** remain to get discounts of up to 50% on future ZENCoins through this campaign! This is your last opportunity to get the best pre-ICO price on ZENCoins that we will **EVER** offer the public.

Your investment must be received **before midnight Pacific time tonight December 28th** in order to qualify for the generous discounts on ZENCoins that we're only offering to our earliest investors.

And in case you're wondering, the answer is YES! We can absolutely accept oversubscriptions above the $107K goal.

A special thanks to all of you who have already invested, and a warm welcome to our investors to be. Thank you all for joining the ZEN movement!

Happy New Year!

Notice of Funds Disbursement

6 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZEN has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZEN be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Only 3 DAYS Left on Discounts up to 50%

6 months ago

Hey Everyone!

Best Discounts End on December 28th

For those of you who are following the campaign but have yet to invest now is the time! The best discounts of up to 50% on ZENCoins will end at midnight Pacific time this Thursday December 28th. That leaves only three days for you to get the best discounts we'll be offering to the public- so act now.

And of course, we hope you all had an amazing holiday weekend! We certainly did, and the campaign continued to gain momentum with lots of investments over the last few days- bringing us tantalizing close to the $70K raised mark.

Thanks to everyone who has invested so far, and those of you who will be joining the ranks of ZEN investors soon.

Happy Holidays!

$50K Raised and Counting!

6 months ago

Hey Everyone!

The campaign has recently just blown by the **important $50K mark** and is gaining some serious momentum as we're basically now halfway to our goal! We want to extend a ton of thanks to those of you who have already invested and helped us get so far so quickly.

Best Discounts Expire on December 28th!

If you have yet to invest we want to remind you that the **best discounts of up to 50% on future ZENCoins** expire at midnight Pacific time on **December 28th**. Now is the time to lock in the most generous incentives we're offering to our investors.

And be sure to follow us on social media for more updates and an easier way to engage with us directly:
Facebook: https://www.facebook.com/zenvideonetwork
Twitter: https://twitter.com/ZENVideoNetwork

Thanks and Happy Holidays!

Team ZEN

Comments (97 total)

Add a public comment...

0/2500

Post

Robert Seaney 8 days ago
How do you track your organic installs? How are those users coming to Zen?

> **Frank Erik Banks** ZEN - Issuer 8 days ago
> Hi Robert, we use Fabric Answers from Google for user analytics. All our users currently come via word of mouth. We will be releasing a major new version of ZEN for iOS very soon and may I suggest you follow us on Telegram and/or here on StartEngine to stay informed with all our latest developments. StartEngine doesn't let us put URLs here in the comments but if you do a Google search for "zen video" you can find our site which has links to all our social channels, including Telegram.

Matt Morley 23 days ago
An open letter to all participants in the altcoin industry, including all forms of media and associated sources of independent commentary.

In regard to the use of the words "zencoin" and or "zen" plus "coin" or any other variation which implies monetary exchange, whether by recombination, synonym, phonetic substitution, acronym or abbreviation in association with the development, naming or commercial branding of any form of distributed digital or virtual currency regardless of origin, technical production or intended use.

Please be aware that trademarks have long been registered in several jurisdictions worldwide on this mark. We have proof of common ownership as well as commercial and transactional use specifically described as a form of cryptographically protected, distributed digital or virtual currency dating back to at least April 2013, with developmental and anecdotal evidence which predates this publicly available information.

We, the partners and representatives of that commons hereby state and forewarn, that current actions to enforce our trademarks are being carried out as a necessary protective measure, in light of recent activities and the publication of intentions on the part of at least two other parties attempting to use these names or variations as described above.

We request your co-operation and diligence, and ask all actors to immediately refrain from from continuing to promote, publicize or otherwise advance the establishment of any form of alt-coin or distributed digital or virtual currency bearing the aforementioned names or any variations thereof, until such time as current disputes are satisfactorily resolved.

Thank you

M. B. Morley
Director
Chunky Moon Productions Ltd

Updated and amended 4th June 2018

> **lance troh** ZEN - Potential Investor a month ago
> What's up with the multiple extension date?

> > **Frank Erik Banks** ZEN - Issuer a month ago
> > Hi Lance, we know it's kind of weird but StartEngine only lets us extend the campaign by 60 days at a time. Our intention is to keep pushing forward until we hit the maximum of the $1Mil hard cap as allowed by law. Of course we want to raise it as fast as possible and move on to the next phase and we're working diligently towards that end. Thanks!

> **Joseph Kross** ZEN - Potential Investor a month ago
> When is the ICO happening?

> > **Frank Erik Banks** ZEN - Issuer a month ago
> > Hi Joseph, so this whole process is definitely taking longer than we originally planned, and some of that is due to rapid changes in the regulatory environment for

planned, and some of that is due to rapid changes in the regulatory environment for US ICOs in just the past few months. As of right now, the plan is for the ICO to be conducted under what's called SEC Regulation A+ in Q4 of this year.

We're actually updating the landing page today with that info. Thanks

---

Sarah Gardner   a month ago
What is your user censorship policy? Do you have a free speech platform, less illegal activities?

> **Frank Erik Banks**   ZEN - Issuer   a month ago
> Hi Sarah, our platform is more about helping video content creators build community and monetize vs. censorship resistance or anything like that.

Firas Abdeljawad   ZEN - Potential Investor   2 months ago
Hello ,what is a good email address and a phone number for ZEN .Thanks

> **Frank Erik Banks**   ZEN - Issuer   a month ago
> Hi Firas, our apologies for the delayed reply... not sure how this slipped through the cracks. It is against StartEngine policy for us to provide contact info here in the comments, however if you do a Google search for "zen video" our website should come up as the first result. You can contact us through there.

Jeff Park   ZEN - Potential Investor   3 months ago
Frank,

I noticed Matt Knight is no longer listed on this page. Did he leave the company? If so, why?

Thanks,
Jeff

> **Frank Erik Banks**   ZEN - Issuer   3 months ago
> Hi Jeff, that is correct, Matt is no longer with the company. I can't say more than that in a public forum because these matters are covered by a non-disclosure agreement. Feel free to contact me privately about this, if necessary.

Kambiz Khosravi   ZEN - Potential Investor   3 months ago
Hi, I have a question about the discount.

How does the 20% discount work if I elect to convert into equity? I would get a 20% discount on what price exactly?

Thanks,

Kam

> **Frank Erik Banks**   ZEN - Issuer   3 months ago
> Hi Kam. That price of the equity is negotiated between us and what are typically institutional investors (venture capitalists), and depends on many factors. The key is that whatever price they agree to you get a 20% discount off that, so you're getting rewarded for coming in earlier.

SHOW MORE COMMENTS



VIDEO TRANSCRIPT (Exhibit D)

ZEN Video

ZEN is the social video network for Generation Z.

It gathers together young fans of sports, anime, Harry Potter, american cartoons, and much more!

Unlike current social networks, ZEN empowers our users instead of exploiting them. They can build real community by sharing fandom videos and participating in open group chats with other fans. And just as importantly, ZEN helps anyone become a paid content creator

ZEN users are attracting the billions of dollars spent every year on social media ads and influencer marketing. With over eight million video views and thousands of monthly active users, ZEN is reaching a hidden market with massive potential.

ZEN is not just a new product, it's a whole new business model. It transforms our users into stakeholders by connecting them with advertisers who will pay exclusively in . This stakeholder model is the ultimate incentive for our young content creators to use ZEN and keep it growing.

ZEN has already grown tremendously in just the past few months, but it's still early enough to get in on the ground floor.

At ZEN We Are All Fans. Join us in building the future of social media!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information.</u> Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u> The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction.</u> This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices.</u> Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous.</u>

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Note and SAFT to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Note and SAFT resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Example - Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, In case of an event of default, the note plus interest is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:

By: _____%%ISSUER_SIGNATURE%%_____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: _____%%SUBSCRIBER_SIGNATURE%%_____

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%